================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               TRANSMONTAIGNE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    893934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                HERBERT THORNHILL
                                 MORGAN STANLEY
                      2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 26, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

--------------------------------------------------------------------------------
      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                MORGAN STANLEY
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) |X|
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization

                DELAWARE
--------------------------------------------------------------------------------
                 7. Sole Voting Power

                             -0-
                 ---------------------------------------------------------------
NUMBER
OF               8.    Sharred Voting Power
SHARES
BENEFICIALLY                 5,542,775
OWNED            ---------------------------------------------------------------
BY EACH          9.    Sole Dispositive Power
REPORTING
PERSON                       -0-
WITH             ---------------------------------------------------------------
                 10.   Shared Dispositive Power

                             5,544,775
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                5,544,775 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)

                10.07% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

                HC, CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------
      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                MORGAN STANLEY CAPITAL GROUP INC.
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) |X|
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization

                DELAWARE
--------------------------------------------------------------------------------
                 7. Sole Voting Power

                             -0-
                 ---------------------------------------------------------------
NUMBER
OF               8.    Sharred Voting Power
SHARES
BENEFICIALLY                 5,500,000
OWNED            ---------------------------------------------------------------
BY EACH          9.    Sole Dispositive Power
REPORTING
PERSON                       -0-
WITH             ---------------------------------------------------------------
                 10.   Shared Dispositive Power

                             5,500,000
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                5,500,000 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)

                 9.99% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

                 CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------
      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                MORGAN STANLEY & CO. INCORPORATED
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) |X|
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization

                DELAWARE
--------------------------------------------------------------------------------
                 7. Sole Voting Power

                             -0-
                 ---------------------------------------------------------------
NUMBER
OF               8.    Sharred Voting Power
SHARES
BENEFICIALLY                 400
OWNED            ---------------------------------------------------------------
BY EACH          9.    Sole Dispositive Power
REPORTING
PERSON                       -0-
WITH             ---------------------------------------------------------------
                 10.   Shared Dispositive Power

                             400
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                400 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)

                0.00% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

                CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------
      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                MORGAN STANLEY DW INC.
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only
--------------------------------------------------------------------------------
      4. Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) |X|
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization

                DELAWARE
--------------------------------------------------------------------------------
                 7. Sole Voting Power

                             -0-
                 ---------------------------------------------------------------
NUMBER
OF               8.    Sharred Voting Power
SHARES
BENEFICIALLY                 42,375
OWNED            ---------------------------------------------------------------
BY EACH          9.    Sole Dispositive Power
REPORTING
PERSON                       -0-
WITH             ---------------------------------------------------------------
                 10.   Shared Dispositive Power

                             44,375
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                44,750 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |_|
--------------------------------------------------------------------------------
      13. Percent of Class Represented by Amount in Row (11)

                0.09% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)

                CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2(e) is hereby amended in its entirety as follows:

     During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B, C, or D, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule E hereto.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

On April 26, 2006, MSCGI sent the following letter to the Company's board of directors.

      [MSCGI Letterhead]

      April 26, 2006

      Mr. Donald H. Anderson
      Vice Chairman, President, and CEO
      TransMontaigne Inc.
      1670 Broadway, Ste. 3100
      Denver, CO 80202
      U.S.A.

      Dear Don:

      We are pleased to present this proposal to acquire TransMontaigne, Inc. at a price of $10.50 per share, in cash, and otherwise on substantially the same terms as your pending sale to an affiliate of SemGroup, L.P. We believe this proposal is clearly superior to the $9.75 per share SemGroup transaction, and we are confident that your board and your stockholders will enthusiastically support our proposal.

      As you know, we have devoted substantial time and attention to the possible acquisition of TransMontaigne. Accordingly, our proposal is subject only to (1) satisfactory review and approval of the disclosure schedules and other schedules and exhibits to the merger agreement, (2) satisfactory completion of confirmatory due diligence, which we are prepared to commence immediately and which we believe can be completed, with your cooperation, in five days, and (3) execution of a definitive merger agreement. On the subject of the definitive merger agreement, Morgan Stanley is prepared to enter into a merger agreement that would not be conditioned on further diligence, would not be conditioned on financing and would otherwise be substantially similar to the one that you entered into with SemGroup. We also have analyzed the required regulatory approvals and are confident that all necessary approvals can be obtained in a timely fashion. Assuming that we enter into a merger agreement expeditiously, we believe our proposed transaction could close in the third quarter of 2006.

      In light of our evidently superior proposal, we believe TransMontaigne is permitted under Section 6.04 of the SemGroup Agreement to share non-public information and participate in discussions and negotiations with us. Morgan Stanley and its advisors are prepared to commence negotiations and confirmatory diligence immediately and to devote all necessary time and resources to complete this transaction promptly. We are available at your convenience to answer any questions that you may have concerning our offer.

      This letter does not create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed between Morgan Stanley and TransMontaigne. Morgan Stanley shall have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such definitive agreements executed by the parties. Consistent with our obligations under federal securities laws, this letter will become publicly available when we file it with an amendment to our Schedule 13D.

      We are confident that our proposal presents a compelling opportunity for both our companies and look forward to your response. If you have any questions or would like me to clarify any aspect of our proposal, please do not hesitate to call me. Alternatively, please feel free to call David Silk or Mitchell Presser of Wachtell, Lipton, Rosen & Katz at 212-403-1000.

      Sincerely yours,
      John Shapiro

      /s/ John Shapiro

      President
      Morgan Stanley Capital Group, Inc.

                              * * * *

     The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the transaction described in the above letter; change the terms of the transaction described in the above letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the above letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the proposed transaction, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions or sales of assets to the Company's affiliated master limited partnership or third parties.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Item 5 is hereby amended in its entirety as follows:

     (a) and (b): For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 5,544,775 shares of Common Stock (5,500,000 of which are issuable upon exercise of the Warrants), or approximately 10.07% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006 and assuming the exercise in full of the Warrants. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCGI, MS&Co. and MSDW.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCGI may be deemed to beneficially own up to 5,500,000 shares of Common Stock issuable upon exercise of the Warrants, or approximately 9.99% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006 and assuming the exercise in full of the Warrants.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own up to 400 shares of Common Stock, or approximately 0.00% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own up to 44,375 shares of Common Stock, or approximately 0.09% of the outstanding shares of Common Stock based on 49,579,933 shares of Common Stock outstanding as of January 31, 2006.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

     By virtue of the relationship previously reported under Item 2 of this statement, each of MS and MS&Co. may be deemed to have shared voting and dispositive power with respect to 400 shares of Common Stock held in a proprietary account at MS&Co. that were previously acquired in open market transactions. MS and MSCGI may be deemed to have shared voting and dispositive power with respect to 5,500,000 shares of Common Stock beneficially owned by MSCGI. MS and MSDW may be deemed to have shared dispositive power with respect to 44,375 shares of common stock and shared voting power with respect to 42,375 shares of common stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as disclosed in Schedule F, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCGI and MS&Co. and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated April 26, 2006 between MS, MSCGI, MS&Co, and MSDW.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2006


                                    MORGAN STANLEY


                                    /S/ DENNINE BULLARD
                                    --------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory



                                    MORGAN STANLEY CAPITAL GROUP INC.


                                    /S/ ROBERT P. KINNEY
                                    --------------------------
                                    Name:  Robert P. Kinney
                                    Title: Vice President



                                    MORGAN STANLEY & CO. INCORPORATED


                                    /S/ DENNINE BULLARD
                                    --------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory



                                    MORGAN STANLEY DW INC.


                                    /S/ KIRK WICKMAN
                                    --------------------------
                                    Name:  Kirk Wickman
                                    Title: Managing Director, General Counsel
                                            and Secretary

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

     The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

NAME                      TITLE
----                      -----

*John J. Mack             Chairman of the Board and Chief Executive Officer

*Roy J. Bostock           Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles        President-Elect of the University of North Carolina

*Sir Howard J. Davies(1)  Director, The London School of Economics and
                          Political Science

*C. Robert Kidder         Principal of Stonehenge Partners, Inc.

*Donald T. Nicolaisen     Director


*Charles H. Noski         Director

*Hutham S. Olayan         President, Chief Executive Officer and Director of
                          Olayan America Corporation

*O. Griffith Sexton       Adjunct professor of finance at Columbia Business
                          School

*Laura D'Andrea Tyson     Dean of the London Business School

*Klaus Zumwinkel(2)       Chairman of the Board of Management of Deutsche Post
                          AG

Walid Chammah             Head of Investment Banking

Jonathan                  Chairman, Morgan Stanley International
Chenevix-Trench(3)

Zoe Cruz                  Co-President

Thomas Daula              Chief Risk Officer

James P. Gorman           President and COO, Global Wealth Management Group

David Heleniak            Vice Chairman

Roger C. Hochschild       President and COO, Discover Financial Services

Jerker Johansson(4)       Co-Head of Institutional Sales and Trading

Gary G. Lynch             Chief Legal Officer

Alasdair Morrison(5)      Chairman and CEO, Morgan Stanley Asia

Eileen Murray             Head of Global Operations and Technology

David W. Nelms            Chairman and CEO, Discover Financial Services

Thomas Nides              Chief Administrative Officer and Secretary

Robert W. Scully          Co-President

Neal Shear                Co-Head of Institutional Sales and Trading

David H. Sidwell          Executive Vice President and Chief Financial Officer

Cordell Spencer(6)        Deputy Head of Investment Banking

Owen D. Thomas            President and COO, Investment Management


1 Sir Howard Davies is an English citizen
2 Klaus Zumwinkel is a German citizen
3 Jonathan Chenevix-Trench is an English citizen
4 Jerker Johansson is a Swedish citizen
5 Alasdair Morrison is an English citizen
6 Cordell Spencer is a Canadian citizen
* Director

                                                                      SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY CAPITAL GROUP, INC

     The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group, Inc ("MSCGI") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCGI and each individual is a United States citizen.

NAME                       TITLE
----                       -----

*John A. Shapiro           Chairman and President

G. William Brown           Vice President

Colin Bryce                Vice President

Kenneth Carlino            Vice President

Benjamin Cross             Vice President

Michael H. Drury           Vice President

Simon T.W. Greenshields    Vice President

Deborah L. Hart            Vice President

Nancy A. King              Vice President

Robert P. Kinney           Vice President

Christopher Marmo          Vice President

Stephen P. Mettler         Vice President

*Philip V. Newcomb         Vice President

*Mary Lou Peters           Vice President

Ian Henry Franklin Potter  Vice President

Olav N. Refvik             Vice President

Brian J. Armstrong         Treasurer

William F. McCoy           Secretary


*  Director

                                                                      SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

     The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

NAME                       PRESENT PRINCIPAL OCCUPATION
----                       ----------------------------
*Walid A. Chammah          Managing Director of MS&Co. and Head of Investment
                           Banking of MS

*Charles Chasin            Managing Director of MS&Co. and Chief of Staff to the
                           Co-Presidents of MS

*Zoe Cruz                  Managing Director, Chief Executive Officer and
                           President of MS&Co. and Co-President of MS

*Richard Portogallo        Managing Director of MS&Co. and Head of U.S. Equity
                           Division of MS

*Neal A. Shear             Managing Director of MS&Co. and Co-Head of
                           Institutional Sales and Trading of MS

*Cordell G. Spencer        Managing Director of MS&Co. and Deputy Head of
                           Investment Banking of MS

John H. Faulkner           Managing Director, General Counsel and Secretary of
                           MS&Co.

Paul C. Wirth              Managing Director and Chief Financial Officer of
                           MS&Co. and Controller and Principal Accounting
                           Officer of MS

Jill W. Ostergaard         Managing Director and Chief Compliance Officer of
                           MS&Co.

David K. Wong              Treasurer of MS&Co.

Alexander C. Frank         Chief Operations Officer of MS&Co.


* Director

                                                                      SCHEDULE D

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             MORGAN STANLEY DW INC.

     The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

NAME                       PRESENT PRINCIPAL OCCUPATION
----                       ----------------------------
*Frank Bianco              Managing Director, Controller and Chief Financial
                           Officer

*Michael R. Durbin         Managing Director

*Raymond A. Harris         Managing Director

*Kirk Wickman              Managing Director, General Counsel and Secretary

*James P. Gorman           President, Chief Executive Officer, Chief Operating
                           Officer, Managing Director

Jeffrey L. Adams           Managing Director

Ian Bernstein              Managing Director

Michael A. Burke, Sr.      Managing Director

Ronald T. Carman           Managing Director and Assistant Secretary

Noland Cheng               Managing Director

Scott R. Graflund          Managing Director

Shelley S. Hanan           Managing Director

Thomas K. Harms            Managing Director

Henry E. Kaplan            Managing Director

Douglas J. Ketterer        Managing Director

Steven G. Magee            Managing Director

William A. McMahon         Managing Director

James Mahon                Managing Director

Kevin Morano               Managing Director

Thomas P. O'Brien          Managing Director

Michelle B. Oroschakoff    Chief Compliance Officer

Daniel Petrozzo            Managing Director

Sririam Subramaniam        Managing Director

George D. Sullivan         Managing Director

Jeffrey S. Swartz          Managing Director

Todd R. Taylor             Managing Director

Chris Van Aeken            Managing Director


* Director

                                                                      SCHEDULE E

Unless the context otherwise requires, the term "Morgan Stanley" means Morgan Stanley and its consolidated subsidiaries.

     (a) In April 2003, Morgan Stanley & Co. Incorporated ("MS&Co."), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the New York State Attorney General's Office, the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

     (b) In November 2003, Morgan Stanley DW Inc. ("MSDWI") consented, without admitting or denying the findings, to an entry of an order (the "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDWI's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to
     (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended, (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

     (c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

     (d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley's failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

     (e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

                                                                      SCHEDULE F

                 TRANSACTIONS IN THE PAST SIXTY DAYS BY MSDW.

      Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.

                               NUMBER OF SHARES OF COMMON        PRICE PER
PURCHASE/SALE       DATE                 STOCK                     SHARE
-------------   ------------   --------------------------        ---------
   Purchase     Mar. 9, 2006               650                     7.3437
   Purchase     Mar. 9, 2006              2375                     7.3437
   Purchase     Mar. 9, 2006               750                     7.3437
   Purchase     Mar. 9, 2006               600                     7.3437
   Purchase     Mar. 9, 2006               550                     7.3437
   Purchase     Mar. 9, 2006               500                     7.3437
   Purchase     Mar. 9, 2006              2125                     7.3437
   Purchase     Mar. 9, 2006               725                     7.3437
   Purchase     Mar. 9, 2006               575                     7.3437
   Purchase     Mar. 9, 2006               750                     7.3437
   Purchase     Mar. 9, 2006               550                     7.3437
   Purchase     Mar. 9, 2006              1000                     7.3437
   Purchase     Mar. 9, 2006               650                     7.3437
   Purchase     Mar. 9, 2006               600                     7.3437
   Purchase     Mar. 9, 2006               525                     7.3437
   Purchase     Mar. 9, 2006               550                     7.3437
   Purchase     Mar. 9, 2006               575                     7.3437
   Purchase     Mar. 9, 2006               750                     7.3437

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement dated April 26, 2006 between MS, MSCGI, MS&Co and MSDW.

EXHIBIT 1
                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of TransMontaigne, Inc., a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated as of April 26, 2006.
                                    MORGAN STANLEY


                                    /S/ DENNINE BULLARD
                                    ---------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory



                                    MORGAN STANLEY CAPITAL GROUP INC.


                                    /S/ ROBERT P. KINNEY
                                    ---------------------------
                                    Name:  Robert P. Kinney
                                    Title: Vice President



                                    MORGAN STANLEY & CO.
                                    INCORPORATED


                                    /S/ DENNINE BULLARD
                                    ---------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory



                                    MORGAN STANLEY DW INC.


                                    /S/ KIRK WICKMAN
                                    ---------------------------
                                    Name:  Kirk Wickman
                                    Title: Managing Director, General Counsel
                                            and Secretary